EXHIBIT 99.1

FirstService Announces Normal Course Issuer Bid

TORONTO, Aug. 14, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX and NASDAQ: FSV) (“FirstService”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by FirstService of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding common shares.

The notice provides that FirstService may, during the 12 month period commencing August 26, 2020 and ending no later than August 25, 2021, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“NASDAQ”) up to 3,100,000 common shares in total, being 9.7% of the “public float” of common shares as of August 13, 2020. Purchases of common shares through NASDAQ will be made in the normal course and will not, during the 12 month period ending August 25, 2021 exceed, in the aggregate, 5% of the outstanding common shares as at the commencement of the NCIB. The price which FirstService will pay for any common shares will be the market price at the time of acquisition. During the period of this NCIB, FirstService may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the TSX and/or NASDAQ. In the event that FirstService acquires common shares by other means as may be permitted by the TSX and/or NASDAQ, such as pre-arranged crosses, exempt offers and private agreements, the purchase price of the common shares may be different than the market price of same at the time of acquisition. The actual number of common shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of FirstService. The average daily trading volume from February 1 to July 31, 2020 was 66,605 common shares. Daily purchases under the NCIB will be limited to 16,651 common shares, other than block purchases. All shares purchased by FirstService under the NCIB will be cancelled.

As of August 13, 2020, there were 43,466,716 common shares of FirstService outstanding, and the public float was 31,758,291 common shares.

FirstService may purchase its common shares, from time to time, if it believes that the market price of its common shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of FirstService. FirstService may also purchase its common shares in order to mitigate the dilutive effect of stock options issued under its stock option plan.

Pursuant to a previous notice of intention to conduct a NCIB, under which FirstService sought and received approval from the TSX to purchase up to 2,500,000 common shares for the period of August 26, 2019 to August 25, 2020, FirstService has not purchased for cancellation, as of August 13, 2020, any common shares. FirstService’s previous NCIB expires on August 25, 2020.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Forward-Looking Statements
This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to future purchases of common shares under the NCIB. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the impact of the COVID-19 pandemic, FirstService’s financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; the availability of cash for repurchases of outstanding common shares under the NCIB; the existence of alternative uses for FirstService’s cash resources which may be superior to effecting repurchases under the NCIB; compliance by third parties with their contractual obligations; compliance with applicable laws and regulations pertaining to the NCIB; and other risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2019 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
CEO
(416) 960-9566

Jeremy Rakusin
CFO
(416) 960-9566